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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Rule 13d-102

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13(d)-2(b)

HARBOR ACQUISITON CORP.
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
41145X107
(CUSIP Number)
April 26, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	41145X107	13G

1	NAMES OF REPORTING PERSONS: Oliveira Capital, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	5	SOLE VOTING POWER:

NUMBER OF		875,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		875,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	875,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.8%

12	TYPE OF REPORTING PERSON*:

	OO

          *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Oliveira Capital, LLC, a New York limited liability company (“Oliveira Capital”), relating to shares of common stock of Harbor Acquisition Corp., a Delaware corporation (the “Issuer”), purchased by Oliveira Capital.

Item 1(a)	Name of Issuer.

Harbor Acquisition Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

One Boston Place, Suite 3630 Boston, MA 02108

Item 2(a)	Name of Person Filing.

Oliveira Capital, LLC (“Oliveira Capital”)

Item 2(b)	Address of Principal Business Office.

18 Fieldstone Court New City, New York 10956

Item 2(c)	Place of Organization.

New York limited liability company

Item 2(d)	Title of Class of Securities.
Common Stock, par value $.0001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

41145X107

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)	Oliveira Capital is the beneficial owner of 875,500 shares of Common Stock.
(b)	Oliveira Capital is the beneficial owner of 5.8% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by 15,000,000, the number of shares of Common Stock issued and outstanding as of April 27, 2006, as reported in the Issuer’s Form S-1 MEF filed with the Securities and Exchange Commission on April 27, 2006.
(c)	Oliveira Capital may direct the voting and disposition of the 875,500 shares of Common Stock. The number of shares beneficially owned does not include the right to buy an additional 1,750,000 shares of common stock pursuant to the exercise of warrants purchased in units along with the common stock because such warrants are not exercisable until the later of the completion of a business acquisition by the Issuer or April 25, 2007.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Steven Oliveira, as the sole member of Oliveira Capital, has the right to receive dividends from and the proceeds from the sale of the Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 28, 2006

OLIVEIRA CAPITAL, LLC
By:	/s/ Steven Oliveira
Name: Steven Oliveira
Title: Managing Member

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